UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIBERTY MEDIA CORPORATION
(Name of Subject Company (Issuer))
LIBERTY MEDIA CORPORATION
(Name of Filing Person (Offeror/Issuer))
LIBERTY CAPITAL SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
53071M302 (SERIES A COMMON STOCK)
(CUSIP Number of Class of Securities)

Charles Y. Tanabe	Copy to:
Executive Vice President and Secretary LIBERTY MEDIA CORPORATION 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5400	Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$999,993,500	$30,699.80

*	Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 8,849,500 shares of Liberty Capital Series A common stock at the maximum tender offer price of $113.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,699.80

Form or Registration No.:	Schedule TO

Filing Party:	Liberty Media Corporation

Date Filed:	March 7, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Issuer Tender Offer Statement”) initially filed on March 7, 2007, by Liberty Media Corporation, a Delaware corporation (“Liberty Media”), in connection with its offer to purchase up to 8,849,500 shares of its Liberty Capital Series A common stock, par value $0.01 per share, at a price not greater than $113.00 nor less than $105.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 7, 2007, as amended and restated on March 20, 2007 (the “Offer to Purchase”), and the related letter of transmittal.
The information in the Offer to Purchase and related letter of transmittal is incorporated in this Amendment by reference in response to all of the applicable items in the Tender Offer Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
     On April 6, 2007, Liberty Media issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 PM, New York City time, on April 5, 2007. A copy of the press release is filed as Exhibit (a)(5)(vi) to this Schedule TO and is incorporated herein by reference.
Item 12. Additional Information.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(vi)	Press Release, dated April 6, 2007, announcing preliminary results of the Tender Offers.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY MEDIA CORPORATION
By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Executive Vice President, General Counsel and Secretary

Date: April 6, 2007

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase dated March 7, 2007, as amended and restated as of March 20, 2007.**
(a)(1)(ii)	Letter of Transmittal, as amended and restated as of March 20, 2007 (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).**
(a)(1)(iii)	Notice of Guaranteed Delivery.**
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	Letter from Information Agent to Brokers.*
(a)(5)(ii)	Letter from Brokers to Clients.*
(a)(5)(iii)	Form of Letter to Liberty Media 401(k) Savings Plan Participants.*
(a)(5)(iv)	Form of Summary Advertisement.*
(a)(5)(v)	Press release dated March 20, 2007**
(a)(5)(vi)	Press release dated April 6, 2007
(b)	Not Applicable.
(d)(1)	Liberty Media Corporation 2000 Incentive Plan (As Amended and Restated Effective February 22, 2007) (the “2000 Incentive Plan”) (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on 10-K for the year ending December 31, 2006 as filed March 1, 2007 (the “2006 10-K”).
(d)(2)	Liberty Media Corporation 2007 Incentive Plan (the “2007 Incentive Plan”) (incorporated by reference to Exhibit 10.17 to the 2006 10-K.
(d)(3)	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan and the 2007 Incentive Plan [for certain designated award recipients] (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Liberty Media LLC (“Old Liberty”) for the quarter ended March 31, 2006 as filed on May 8, 2006 (the “Old Liberty 10-Q”)).
(d)(4)	Form of Non-Qualified Stock Option Agreement under the 2000 Incentive Plan and the 2007 Incentive Plan [for all other award recipients] (incorporated by reference to Exhibit 10.3 of the Old Liberty 10-Q).
(d)(5)	Form of Restricted Stock Award Agreement under the 2000 Incentive Plan and the 2007 Incentive Plan [for certain designated award recipients] (incorporated by reference to Exhibit 10.4 to the Old Liberty 10-Q).
(d)(6)	Form of Stock Appreciation Rights Agreement under the 2000 Incentive Plan and the 2007 Incentive Plan (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K of Old Liberty for the year ended December 31, 2004 as filed on March 15, 2005 (the “Old Liberty 2005 10-K”)).
(d)(7)	Liberty Media Corporation 2002 Nonemployee Director Incentive Plan (As Amended and Restated Effective May 9, 2006) (the “Director Plan”) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on May 9, 2006).
(d)(8)	Form of Stock Appreciation Rights Agreement under the Director Plan (incorporated by reference to Exhibit 10.21 to the Old Liberty 2005 10-K).
(d)(9)	Call Agreement, dated as of February 9, 1998 (the “Call Agreement”), between Liberty (as successor of Old Liberty which was the assignee of Tele-Communications, Inc.) and the Malone Group (incorporated by reference to Exhibit 7(n) to Mr. Malone’s Amendment No. 8 to Schedule 13D filed in respect of Tele-Communications, Inc. on February 19, 1998).
(d)(10)	Letter, dated as of March 5, 1999, from Tele-Communications, Inc. and Old Liberty addressed to Mr. Malone and Leslie Malone relating to the Call Agreement (incorporated by reference to Exhibit 7(f) to Mr. Malone’s Schedule 13D filed in respect of AT&T Corp. on March 30, 1999).
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed on Schedule TO on March 7, 2007.

**	Previously filed on Amendment No. 1 to Schedule TO on March 20, 2007.